September 26, 2025

Jennifer Leyden
Senior Vice President and Chief Financial Officer
Getty Images Holdings, Inc.
605 5th Ave. South
Suite 400
Seattle, WA 98104

       Re: Getty Images Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Form 10-Q for Fiscal Quarter Ended June 30, 2025
           File No. 001-41453
Dear Jennifer Leyden:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Note 13. Commitments and Contingencies
Contigencies, page F-26

1. With regard to the Initial and Follow-On Warrant Litigation, you disclose on page F-
       29 you have made certain litigation reserves in the Consolidated Statements of
       Operations. You also disclose you do not currently believe that a material loss arising from the final disposition of existing matters is probable. Please reconcile these disclosures for us.
 September 26, 2025
Page 2
Form 10-Q for Fiscal Quarter Ended June 30, 2025
Condensed Consolidated Statements of Cash Flows , page 5

2. Please disclose the amounts for interest and income taxes paid for the six months ended June 30, 2025 and 2024. Refer to ASC 230-10-50-2 and 2A. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Foreign exchange loss (gain) - net, page 30

3. Please enhance your disclosure to explain how the use of Euro-denominated term debt and your exposure to foreign exchange fluctuations due to the generation of a significant portion of your revenues from foreign countries has impacted your results of operations and financial condition for the three and six months ended June 30,
       2025. Refer to Items 303(a) and (c) of Regulation S-K.
Liquidity and Capital Resources,
Operating Activities, page 35

4. Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows from operating activities. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to
Item 303(a) of
       Regulation S-K and sections IV.B and IV.B.1 of SEC Release No. 33-8350.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services